UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)*

RUBICON MINERALS CORPORATION

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

780911103

(CUSIP Number)

Evanachan Limited

99 George Street, 3rd Floor

Toronto, Ontario

Canada M5A 2N4

(647) 258-0395

With copies to:

George A. Hagerty, Esq.

Hogan Lovells US LLP

1200 Seventeenth Street, Suite 1500

Denver, Colorado 80202

(303) 899-7300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 5, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Evanachan Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canadian corporation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0- shares

	8.	Shared Voting Power -0- shares (2)

	9.	Sole Dispositive Power -0- shares

	10.	Shared Dispositive Power -0- shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0% (2)

14.	Type of Reporting Person (See Instructions) CO

(1) As a result of (a) Robert Ross McEwen’s (“Mr. McEwen”) ownership interests in Evanachan Limited, a corporation organized under the laws of Ontario, Canada (“Evanachan”), McEwen Trading LP, a limited partnership organized under the laws of Ontario, Canada (“McEwen Trading”) and Lexam Explorations Inc., a corporation organized under the laws of Canada (“Lexam”) (such ownership in Evanachan, McEwen Trading and Lexam collectively being the “McEwen Ownership Interests”), (b) the terms of the Agreement for the Purchase and Sale of Mineral Interests and Financing of Rubicon Minerals Corporation (“Rubicon”), dated May 18, 2007 (the “Purchase Agreement”) and (c) Rule 13d-5(b)(1) (“Rule 13d-5(b)(1)”) of the Exchange Act of 1934, as amended (the “Exchange Act”), Mr. McEwen, Evanachan, McEwen Trading and Lexam Explorations (U.S.A.) Inc. (“Lexam U.S.A.”), a Colorado corporation and indirectly wholly-owned subsidiary of Lexam, may be deemed to be a “group” and such “group” may be deemed to have acquired beneficial ownership for purposes of Section 13(d) of the Exchange Act, of all of the common shares (the “Common Shares”) of Rubicon deemed beneficially owned by such “group.”  On September 19, 2010, Lexam U.S.A. ceased to beneficially own any Common Shares, and therefore ceased to be deemed a member of a group with Evanachan, McEwen Trading and Mr. McEwen.

(2) As a result of a sale of 38,750,000 Common Shares by Evanchan and a sale of 6,964,357 shares by McEwen Trading, each as described more fully in this Amendment No. 6 to Schedule 13D, Evanchan no longer beneficially owns any Common Shares.  As described further in footnote (1) above, prior to such sales, Evanachan may have been deemed to have shared voting power and shared dispositive power over the Common Shares held by McEwen Trading with McEwen Trading.

EXPLANATORY NOTE

This Amendment No. 6 to Schedule 13D (“Amendment No. 6 to Schedule 13D”) relating to the common shares, no par value per share (the “Common Shares”) of Rubicon Minerals Corporation (“Rubicon”) is being filed individually by Evanachan Limited, a corporation organized under the laws of Ontario, Canada (“Evanachan”)  pursuant to Rule 13d-1(k)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to reflect the disposition by Evanachan and McEwen Trading LP, a limited partnership organized under the laws of Ontario, Canada (“McEwen Trading”) of Common Shares, as more fully described in Item 5.

As a result of (a) Robert Ross McEwen’s (“Mr. McEwen”) 100% interest in Evanachan and 100% ownership interest in McEwen Trading (such ownership in Evanachan and McEwen Trading collectively being the “McEwen Ownership Interests”), (b) the terms of the Purchase Agreement (as more fully described in footnote (1) above) and (c) Rule 13d-5(b)(1) of the Exchange Act (“Rule 13d-5(b)(1)”), Mr. McEwen, Evanachan and McEwen Trading may be deemed to be a “group” and such “group” may be deemed to have acquired beneficial ownership for purposes of Section 13(d) of the Exchange Act, of all of the Common Shares beneficially owned by such “group.”

As a result of (a) the McEwen Ownership Interests, (b) the Purchase Agreement and (c) Rule 13d-5(b)(1), Evanachan may be deemed to beneficially own the Common Shares, in the aggregate, beneficially owned by Mr. McEwen and McEwen Trading U.S.A.  Evanachan expressly disclaims beneficial ownership with respect to the Common Shares beneficially owned by Mr. McEwen and McEwen Trading, except to the extent of Evanachan’s direct pecuniary interest therein.

Item 4.  Purpose of Transaction

Item 4 is hereby amended as follows:

(a)           Evanachan disposed of Common Shares as described in Item 5 to this Amendment No. 6 to Schedule 13D to fund working capital for its exploration activities, general operations and dividends.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended as follows:

(a)           As a result of the Purchase Agreement and Rules 13d-3(d)(1)(i) and 13d-5(b)(1) of the Exchange Act, each of Mr. McEwen, Evanachan, McEwen Trading and Lexam Explorations (U.S.A.) Inc. (“Lexam U.S.A.”), a Colorado corporation and indirectly wholly-owned subsidiary of Lexam Explorations Inc., a corporation organized under the laws of Canada in which, as of October 5, 2010, Mr. McEwen owns 49.4% of the outstanding common shares, may be deemed to have acquired beneficial ownership of 61,696,428 Common Shares (as adjusted for rounding) acquired by Evanachan, McEwen Trading and Lexam U.S.A. on May 18, 2007.  After Lexam U.S.A.’s disposition of 1,944,200 Common Shares reported in Amendment No. 1 to Schedule 13D, filed with the SEC on February 21, 2008 (“Amendment No. 1 to Schedule 13D”), Lexam U.S.A.’s disposition of 2,073,900 Common Shares as reported in Amendment No. 2 to Schedule 13D, filed with the SEC on November 3, 2008 (“Amendment No. 2 to Schedule 13D”), Evanachan’s disposition of warrants to purchase 3,660,714 Common Shares as reported in Amendment No. 3 to Schedule 13D, filed with the SEC on May 1, 2009 (“Amendment 3 to Schedule 13D”), McEwen Trading’s disposition of warrants to purchase 3,571,421 Common Shares as reported in Amendment No. 3 to Schedule 13D, McEwen Trading’s disposition of 178,500 Common Shares as reported in Amendment No. 3 to Schedule 13D, Lexam U.S.A.’s disposition of 148,000 Common Shares as reported in Amendment No. 3 to Schedule 13D, Lexam U.S.A.’s disposition of 2,224,200 Common Shares as reported in Amendment No. 4 to Schedule 13D filed with the

SEC on October 9, 2009, Lexam U.S.A.’s disposition of 2,181,129 Common Shares as reported in Amendment No. 5 filed with the SEC on August 27, 2010, Evanachan’s disposition of 38,750,000 Common Shares as reported in this Amendment No. 6 and McEwen Trading’s disposition of 6,964,357 Common Shares as reported in this Amendment No. 6, each of Lexam U.S.A., Mr. McEwen, Evanachan and McEwen Trading have ceased to beneficially own any Common Shares.

(b)           The information contained on the cover page to this Amendment No. 6 to Schedule 13D is incorporated by reference to this Item 5(b).

(c)           Evanachan disposed of 38,750,000 Common Shares and McEwen Trading disposed of 6,964,357 Common Shares in an underwritten public secondary offering that closed on October 5, 2010 between August 27, 2010, the date of Amendment No. 5 to Schedule 13D, and October 5, 2010.  As a result of such sales, Evanachan no longer holds any Common Shares  Annex A hereto sets forth the information about the sales effected by Evanachan and McEwen Trading in the past 60 days.

(d)           Not applicable.

(e)           Evanachan ceased to beneficially own Common Shares on October 5, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 7, 2010	Evanachan Limited

	By:	/s/ Robert Ross McEwen
	Name:	Robert Ross McEwen
	Title:	Director and President

	By:	/s/ Stefan M. Spears(3)
	Title:	Attorney-in-Fact

(3) Robert R. McEwen executed a Power of Attorney that authorizes Stefan M. Spears to sign this Amendment No. 6 on his behalf as an individual and on his behalf as an officer and/or director of McEwen Trading LP or Evanachan Limited.  A copy of the Power of Attorney is filed as Exhibit 5 to Amendment No. 4 to Schedule 13D.

Annex A

Date of Sale	Number of Shares Sold	Price

October 5, 2010 (sales by McEwen Trading)	6,964,357	CAD	4.16
October 5, 2010 (sales by Evanachan)	38,750,000	CAD	4.16